As filed with the Securities and Exchange Commission on May 12, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

American Greetings Corporation

(Name of Subject Company (issuer))

American Greetings Corporation (Issuer)

(Name of Filing Person (offeror, issuer or other person))

7.00% Convertible Subordinated Notes due July 15, 2006

(Title of Class of Securities)

026375AH8

026375AJ4

(CUSIP Numbers of Class of Securities)

Catherine M. Kilbane, Esq.

Senior Vice President, General Counsel And Secretary

American Greetings Corporation

One American Road

Cleveland, Oh 44144

(216) 252-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

John M. Gherlein, Esq.

Baker & Hostetler LLP

3200 National City Center

1900 East 9th St.

Cleveland, OH 44114-3485

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$175,000,000	$18,725.00***

*	For the purpose of calculating the filing fee only, this amount is based on the exchange of $175,000,000 of the existing and outstanding 7.00% Convertible Subordinated Notes due July 15, 2006 for $175,000,000 of new 7.00% Convertible Subordinated Notes due July 15, 2006.
**	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of value.
***	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No:

Filing Party:

Date Filed:

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule l3e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 4 to the Issuer Tender Offer Statement on Schedule TO relates to an offer (the “Exchange Offer”) by American Greetings Corporation, an Ohio corporation (the “Company”) to exchange $1,000 principal amount of the Company’s 7.00% Convertible Subordinated Notes due July 15, 2006 (the “New Notes”) for each $1,000 principal amount of the Company’s outstanding 7.00% Convertible Subordinated Notes due July 15, 2006 (the “Old Notes”) validly tendered and accepted. The Exchange Offer is made upon the terms and subject to the conditions contained in the offering memorandum dated April 6, 2006, as amended (as may be amended and supplemented from time to time, the “Offering Memorandum”) and the related Letter of Transmittal, which are incorporated herein by reference. This Amendment No. 4 to the Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information in the Offering Memorandum and the Letter of Transmittal is incorporated in this Amendment No. 4 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is (a) amended and supplemented to the extent provided in Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Schedule TO, and (b) hereby amended and supplemented to the extent specifically provided herein.

The Offering Memorandum is hereby amended and supplemented as follows:

The first complete sentence on the cover page of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“The Exchange Offer will expire at 12:00 midnight, New York City time, on May 25, 2006 unless extended or earlier terminated by us (the “Expiration Date”).”

The second sentence of the third paragraph on the cover page of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“If the Exchange Offer is consummated, holders who tender their Old Notes and do not withdraw them prior to the consummation will receive an exchange fee in cash in an amount equal to $5.00 per $1,000 of principal amount of the Old Notes that they tender.”

The Letter of Transmittal is hereby amended and supplemented as follows:

The first complete sentence on the cover page of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

“THE EXCHANGE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MAY 25, 2006, UNLESS EXTENDED OR EARLIER TERMINATED BY US (THE “EXPIRATION DATE”)”

The second sentence in the second paragraph on page 2 of the Letter of Transmittal is hereby amended and restated in its entirety as follows:

“If the Exchange Offer is consummated, holders who tender their Old Notes and do not withdraw them prior to the consummation will receive an exchange fee in cash in an amount equal to $5.00 per $1,000 principal amount of the Old Notes that they tender.”

Item 1.	Summary Term Sheet.

The first sentence in the response to the question “When will the Exchange Offer expire?” on page 1 of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“The Exchange Offer will expire at 12:00 midnight, New York City time, on May 25, 2006, unless extended or earlier terminated by us.”

The response to the question “What will you receive in the Exchange Offer if you tender your Old Notes and they are accepted?” on page 1 of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“For each $1,000 principal amount of Old Notes that we accept in the exchange, you will, upon the terms and subject to the conditions set forth in this document and the related Letter of Transmittal, receive $1,000 principal amount of New Notes, which will be issued promptly after the Expiration Date. You will also receive, if the Exchange Offer is consummated and you do not withdraw your tender of Old Notes before the Expiration Date, an exchange fee in cash in an amount equal to $5.00 per $1,000 of principal amount of the Old Notes that you tender as soon as practicable after the consummation of the Exchange Offer. The exchange fee will be paid from available cash. Interest on the New Notes will accrue from January 15, 2006, the last date on which interest was paid on the Old Notes, and is payable on July 15, 2006. The New Notes will also mature on July 15, 2006, at which time your right to convert the New Notes will terminate. Because July 15, 2006 is a Saturday, payment of principal and interest on the New Notes, and, if you elect to convert the New Notes, your delivery of New Notes for conversion, need not be made on such day, but may instead be made on the next business day, July 17, 2006, with the same force and effect as if made on July 15, 2006.”

Item 4.	Terms of the Transaction.

The first sentence in the paragraph under the heading “Expiration Date; Extensions; Amendments; Termination “ on page 42 of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“The Expiration Date for the Exchange Offer has been extended from 5:00 p.m., New York City time, on May 12, 2006, to 12:00 midnight, New York City time, on May 25, 2006, unless the period for the Exchange Offer is further extended, in which case, the Expiration Date shall mean the latest date and time to which the Exchange Offer is extended.”

The first sentence in the paragraph under the heading “Exchange Fee” on page 43 of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“Subject to consummation of the Exchange Offer, if you validly tender your Old Notes and do not withdraw your tender prior to the Expiration Date, the Exchange Offer has been amended to increase the exchange fee that you will receive per $1,000 of principal amount of the Old Notes that you tender promptly after the consummation of the Exchange Offer from $3.75 to $5.00.”

Item 4. Terms of the Transaction & Item 7. Source and Amount of Funds.

The third sentence in the paragraph under the heading “Exchange Fee” on page 43 of the Offering Memorandum is hereby amended and restated in its entirety as follows:

“The maximum amount of funds that may be used if the entire approximately $175,000,000 aggregate principal of the Old Notes are tendered in the Exchange Offer and not withdrawn prior to the consummation will be approximately $875,000.”

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

“On May 12, 2006, we issued a press release announcing an increase in the exchange fee and an extension of the Exchange Offer period as described above under Item 4 of this Amendment No. 4 to Schedule TO, a copy of which has been filed as Exhibit (a)(1)(vi) to this Amendment No. 4 to Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offering Memorandum, dated April 6, 2006.*

(a)(1)(ii)	Letter of Transmittal, dated April 6, 2006.*

(a)(1)(iii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(iv)	Current Report on Form 8-K filed by the Company with the SEC on April 6, 2006 and incorporated herein by reference.*

(a)(1)(v)	Current Report on Form 8-K furnished by the Company with the SEC on May 12, 2006 and incorporated herein by reference.*

(a)(1)(vi)	Press Release dated May 12, 2006 (incorporated by reference to the Company’s Current Report on Form 8-K dated May 12, 2006).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	None.

(b)	None.

(d)	Indenture of American Greetings Corporation as Issuer for the New Notes.*

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

American Greetings Corporation

By:	/s/ Catherine M. Kilbane
Name:	Catherine M. Kilbane
Title:	Senior Vice President, General Counsel and Secretary

Dated: May 12, 2006